UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

KEMET CORPORATION

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

488360207

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 488360207		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,046,835

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,046,835

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,046,835

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.24%

14.	Type of Reporting Person IA; OO

CUSIP No. 488360207		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,046,835

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,046,835

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,046,835

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.24%

14.	Type of Reporting Person HC; OO

CUSIP No. 488360207		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,046,835

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,046,835

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,046,835

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.24%

14.	Type of Reporting Person HC; OO

CUSIP No. 488360207		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,046,835

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,046,835

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,046,835

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.24%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

Item 1.         Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 (the “Shares”), of Kemet Corporation, a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at KEMET Tower, One East Broward Blvd., Fort Lauderdale, FL 33301.

Item 2.         Identity and Background

(a)                                 The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (iii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), (iv) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), (v) Magnetar MSW Master Fund Ltd, a Cayman Islands exempted company (“MSW Master Fund”), and (vi) an Irish Collective Asset-management Vehicle (the “ICAV”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds except for the ICAV for which it serves as the sub-adviser. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)                                 The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)                                  Each of the Funds except for the ICAV is a private investment fund; the ICAV is an account sub-advised for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)                                 None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 3,045,019 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $79,240,869 (excluding commissions and other execution-related costs).

Item 4.         Purpose of Transaction

The Reporting Persons acquired 3,043,567 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

The Reporting Persons also acquired an additional 1,452 Shares reported herein on behalf of Systematic Master Fund prior to the announcement of the Merger Agreement pursuant to another strategy unrelated to the passive risk arbitrage strategy in the ordinary course of business.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.         Interest in Securities of the Issuer

The Company reported in their Form 10-Q filed on November 12, 2019 that 58,093,171 Shares were issued and outstanding as of November 8, 2019.

(a)                                 As of November 27, 2019, each of the Reporting Persons may have been deemed to have beneficial ownership of 3,046,835 Shares, which consisted of (i) 146,661 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 1,465,966 Shares held for the benefit of PRA Master Fund, (iii) 765,188 Shares held for the benefit of Constellation Fund; (iv) 136,097 Shares held for the benefit of Systematic Master Fund, (v) 42,555 Shares held for the benefit of MSW

Master Fund and (vi) 490,368 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 5.24% of the Shares.

(b)                                 As of November 27, 2019, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 3,046,835 Shares, which consisted of (i) 146,661 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 1,465,966 Shares held for the benefit of PRA Master Fund, (iii) 765,188 Shares held for the benefit of Constellation Fund; (iv) 136,097 Shares held for the benefit of Systematic Master Fund, (v) 42,555 Shares held for the benefit of MSW Master Fund and (vi) 490,368 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 5.24% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on New York Stock Exchange and various other trading markets.

As disclosed by the Company in the 10-Q filed with the SEC on November 12, 2019:

On November 11, 2019, the Company entered into an agreement and plan of merger (the “Agreement”) pursuant to which Yageo Corporation (“Yageo”) will acquire all of the Company’s outstanding shares of common stock for $27.20 per share, subject to the satisfaction (or waiver of) specified conditions (the “Merger”). The consummation of the Merger is subject to customary conditions, including the approval by the Company’s stockholders. Certain further conditions include: (a) obtaining antitrust and other regulatory approvals in the United States and certain other jurisdictions (including, among others, China and Taiwan), (b) absence of any applicable restraining order or injunction prohibiting the Merger, (c) receipt of approval from the Committee on Foreign Investment in the United States (“CFIUS”), (d) obtaining foreign investment approval by the Investment Commission, Ministry of Economic Affairs, Taiwan, (e) the approval of Yageo’s stockholders, if required by applicable law and (f) in the case of Yageo’s obligations to complete the Merger, there not having been any “material adverse effect” (as customarily defined) on the Company. Upon consummation of the Merger, the Company would be a fully owned subsidiary of Yageo.

The Agreement is subject to termination if the Merger is not consummated within twelve months, subject to an automatic extension for a period of ninety days, for the purpose of obtaining certain antitrust clearances. The Agreement also contains certain other termination rights and provides that, upon termination of the Agreement under specified circumstances, including Yageo’s decision to terminate the Agreement if there is a change in the Board’s recommendation to adopt the Merger or a termination of the Agreement by the Company to enter into an agreement for a “superior proposal,” the Company will pay Yageo a cash termination fee of $63.8 million. The Agreement additionally provides that, upon termination of the Agreement under specified circumstances, including a failure to obtain CFIUS approval, Yageo will pay the Company a cash termination fee of $65.4 million. If Yageo fails to obtain approval by Yageo’s stockholders, if such approval is required by applicable law, Yageo will pay the

Company a cash termination fee of $49.1 million. If Yageo fails to obtain debt financing upon the satisfaction of all conditions to closing, the Company may, within 30 days of termination, elect to receive a cash termination fee of $63.8 million.

(d)                                 No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

There are 847 Shares described herein that were sold short on behalf of Systematic Master Fund pursuant to another strategy unrelated to the passive risk arbitrage strategy obtained from prime brokers pursuant to customary securities lending agreements.

Certain clients of Magnetar Financial have entered into total return swap agreements giving them economic exposure to the Company.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is a SEC registered investment adviser and an affiliate of Magnetar Financial.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.  Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of November 27, 2019 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2019

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
10/02/19	902	18.13124	(3)
10/03/19	276	18.53587	(4)
11/04/19	221	22.58647	(5)
11/05/19	53	23.15396	(6)
11/12/19	1,475,565	25.83744	(7)
11/13/19	414,972	26.13964	(8)
11/14/19	243,699	26.25002	(9)
11/15/19	331,997	26.23439	(10)
11/18/19	159,321	26.25088	(11)
11/19/19	208,234	26.24272	(12)
11/20/19	209,779	26.15779	(13)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $18.13124 per share, at prices ranging from $17.99 to $18.25 per share.

(4) Reflects a weighted average purchase price of $18.53587 per share, at prices ranging from $18.33 to $18.70 per share.

(5) Reflects a weighted average purchase price of $22.58647 per share, at prices ranging from $22.42 to $22.80 per share.

(6) Reflects a weighted average purchase price of $23.15396 per share, at prices ranging from $22.93 to $23.30 per share.

(7) Reflects a weighted average purchase price of $25.83744 per share, at prices ranging from $25.57 to $25.99 per share.

(8) Reflects a weighted average purchase price of $26.13964 per share, at prices ranging from $25.98 to $26.22 per share.

(9) Reflects a weighted average purchase price of $26.25002 per share, at prices ranging from $26.16 to $26.33 per share.

(10) Reflects a weighted average purchase price of $26.23439 per share, at prices ranging from $26.11 to $26.495 per share.

(11) Reflects a weighted average purchase price of $26.25088 per share, at prices ranging from $26.17 to $26.34 per share.

(12) Reflects a weighted average purchase price of $26.24272 per share, at prices ranging from $25.963 to $26.35 per share.

(13) Reflects a weighted average purchase price of $26.15779 per share, at prices ranging from $25.975 to $26.24 per share.

Systematic Master Fund

Date	Number of Shares Sold	Price Per Share($) (1)(2)
10/02/19	(739)	18.15806	(3)
10/03/19	(108)	18.40185	(4)
11/04/19	(1,928)	22.60371	(5)
11/05/19	(419)	23.14153	(6)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average sale price of $18.15806 per share, at prices ranging from $17.97 to $18.28 per share.

(4) Reflects a weighted average sale price of $18.40185 per share, at prices ranging from $18.32 to $18.64 per share.

(5) Reflects a weighted average sale price of $22.60371 per share, at prices ranging from $22.38 to $22.82 per share.

(6) Reflects a weighted average sale price of $23.14153 per share, at prices ranging from $22.90 to $23.33 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of November 27, 2019, among the Reporting Persons.